Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

August 3, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 8 to Draft Registration Statement on Form S-4 Filed July 1, 2022 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 14, 2022 on the Company’s Amendment No. 8 to the proxy/registration statement on Form S-4 previously submitted on July 1, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting the preliminary proxy statement on Form 14A (the “Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 8 to Registration Statement on Form S-4

General

1.	Disclosure added in response to prior comment 2 states that the legal and operational risks associated with VIYI’s operations in the PRC apply to its operations in Hong Kong only to the extent applicable (emphasis added). Please revise to explain the underlined qualifier or remove it

In response to the Staff’s comments, the Company has revised the disclosure in the Proxy Statement on page 14 in accordance with the Staff’s instructions.

If you have any questions regarding the preliminary Proxy Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)